UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-40413

Quipt Home Medical Corp.

(Translation of registrant’s name into English)

1019 Town Drive

Wilder, Kentucky 41076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit	Description

99.1	Amended and Restated Credit and Guaranty Agreement dated September 16, 2022
99.2	Amendment No. 1 to Amended and Restated Credit and Guaranty Agreement and Limited Consent dated January 3, 2023
99.3	Material Change Report dated January 3, 2023
99.4	Membership Interest Purchase Agreement dated January 3, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quipt Home Medical Corp.

Date: January 24, 2023	/s/ Gregory Crawford
Chief Executive Officer